05011852

EMI

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

Attn: Filing Desk - Stop 1-4

4th October, 2005.

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 21st September 2005, I enclose one copy of each of the following items that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 4th October 2005 confirming that Deutsche Bank AG and its subsidiaries have decreased their holding such that they no longer have a notifiable interest in EMI Group plc Ordinary Shares of 14p each; and,

(b) an announcement dated 4th October 2005 confirming that, in connection with the Company's Scrip Dividend Scheme, an application has been made to The UK Listing Authority for 710,917 EMI Group plc Ordinary Shares of 14p each to be admitted to the Official List, with dealings in such shares expected to commence on 7th October 2005.

PROCESSED
OCT 19 2005
THOMSON
FINANCIAL

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Encs.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001

Ref: 82-373

EMI

VIA PR NEWSWIRE DISCLOSE

ER 05/53

Company Announcements Office,
London Stock Exchange.

4th October, 2005.

Dear Sirs,

EMI Group plc - Holding in Company

As required by Listing Rule 9.6.7, we advise that the Company has been informed by Deutsche Bank AG London, in a letter dated 30th September 2005 and received on 4th October 2005, that, as of 30th September 2005, Deutsche Bank AG and its subsidiaries ceased to have a notifiable interest in EMI Group plc Ordinary Shares of 14p each.

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary

Ref: 82-373

VIA PR NEWSWIRE DISCLOSE

ER 05/54

Company Announcements Office,
London Stock Exchange.

4th October, 2005.

Dear Sirs,

EMI Group plc – Additional Listing

Pursuant to the above-named Company's 2005 Final Scrip Dividend, a total of 710,917 Ordinary Shares of 14p each will be issued. Accordingly, application has been made to The UK Listing Authority for these shares to be admitted to the Official List and to the London Stock Exchange for these shares to be admitted to trading. The Shares will rank pari passu with the existing issued shares of the Company. Dealings in the new shares are expected to commence on 7th October 2005.

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231